DEUTSCHE BANK AG NEW YORK BRANCH	GOLDMAN SACHS CREDIT PARTNERS L.P.
60 Wall Street	85 Broad Street
New York, New York 10005	New York, New York 10004

DEUTSCHE BANK SECURITIES INC.
60 Wall Street
New York, New York 10005
April 30, 2006
K-Two Holdco Limited
Coral Towers
Paradise Island, the Bahamas
With copies to:

Istithmar PJSC	The Related Companies, L.P.
Emirates Towers, Level 4	60 Columbus Circle
Sheikh Zayed Road — PO Box 17000	New York New York 10023
Dubai, United Arab Emirates	Attention: Jeff Blau
Attention: David Jackson, Chief Investment Officer

Colony Investors VII, L.P., a Delaware LP	Providence Equity Partners Inc.
Colony Capital, LLC	50 Kennedy Plaza
1999 Avenue of the Stars, Suite 1200	Providence, RI 02903
Los Angeles, CA 90067	Attn: Paul J. Salem
Attention: Jonathan H. Grunzweig, Principal and Chief Investment Officer

Whitehall Street Global Real Estate Limited Partnership 2005
Whitehall Street International Real Estate Limited Partnership 2005
Whitehall Street Global Employee Fund 2005 L.P.
Whitehall Street International Employee Fund 2005 (Delaware L.P.)
85 Broad Street
New York, NY 10004
Attn: Jonathan Langer
re Acquisition Financing — Senior Secured Financing Commitment Letter
Ladies and Gentlemen:

You have informed Deutsche Bank AG New York Branch (“DBNY”), Deutsche Bank Securities Inc. (“DBSI” and, together with DBNY, “DB”) and Goldman Sachs Credit Partners L.P. (“GSCP” and, together with DBNY and DBSI, each an “Agent” and, collectively, the “Agents”) that Istithmar PJSC, The Related Companies, L.P., Colony Investors VII, L.P., Colony Capital LLC, Providence Equity Partners Inc., Whitehall Street Global Real Estate Limited Partnership 2005, Whitehall Street International Real Estate Limited Partnership 2005, Whitehall Street Global Employee Fund 2005 L.P., Whitehall Street International Employee Fund 2005 (Delaware L.P.) and their respective affiliates (collectively, the “Sponsor”), and Solomon Kerzner and Howard B. Kerzner and members of the management team of Kerzner International Limited (the “Target”) reasonably acceptable to the Agents (collectively, the “Management Investors” and, together with the Sponsor, the “Equity Investors”) intend to (i) form a Bahamian holding company (“Holdings”) which would acquire, through a newly formed corporation wholly-owned by Holdings and organized in the Bahamas or another jurisdiction reasonably satisfactory to the Agents (“Newco”), all of the equity interests in the Target, by way of a merger of Newco and Target (the “Acquisition” or the “Merger”) and (ii) concurrently with the consummation of the Acquisition, refinance (the “Refinancing”) substantially all of the existing indebtedness of the Target and its subsidiaries, excluding any of the Target’s outstanding 6-3/4% Senior Subordinated Notes due 2015 and 2.375% Convertible Senior Subordinated Notes due 2024 (collectively, the “Existing Notes”) which are not purchased pursuant to the Existing Notes tender offers described in the Acquisition Agreement (as hereinafter defined) (any such Existing Notes being herein called “Non-Tendered Existing Notes”; and such tender offers herein collectively called the “Existing Notes Tender Offer”). After giving effect to the Acquisition, Holdings will be a holding company that directly owns, and the sole asset of which is, all of the equity interests in the Borrower referred to below. As used herein, the term “Borrower” shall mean (x) at any time prior to the consummation of the Merger, Newco and (y) on and after the consummation of the Merger, Target or Newco as the surviving corporation of the Merger.
          In order to effect the Acquisition and the Refinancing, to pay all fees and expenses incurred in connection with the Transaction (as defined below) and to provide for the working capital needs and general corporate requirements of the Borrower and its subsidiaries after giving effect to the Acquisition (i) equity contributions shall be made to Holdings by the Equity Investors (a portion of which may be in the form of rollover equity and at least $250.0 million of which shall be in the form of rollover equity provided by Solomon Kerzner and Howard B. Kerzner, with the balance to constitute cash contributions), in an aggregate amount of not less than 36% of the pro forma total consolidated capitalization of Holdings after giving effect to the Transaction (the “Equity Financing”), (ii) the Borrower shall issue (pursuant to a private placement and on customary terms) unsecured senior subordinated discount notes (the “Opco Senior Subordinated Discount Notes”) which shall generate $400.0 million of gross cash proceeds (calculated before underwriting fees); provided that, to the extent that less than $400.0 million of gross cash proceeds are actually provided on the Closing Date (as defined below) from the issuance of Opco Senior Subordinated Discount Notes, the amount by which $400.0 million exceeds such gross cash proceeds actually provided may, at the option of the Borrower, instead be provided through a senior subordinated bridge facility to the Borrower (the “Opco Senior Subordinated Bridge Facility” and, together with any Opco Senior Subordinated Discount Notes, the “Opco Senior Subordinated Financing”), and (iii) the Borrower shall obtain a senior secured credit facility made available to the Borrower in the aggregate amount of $2,775.0 million (the

“Senior Secured Financing”) (with the transactions described in preceding clauses (i) through (iii), as more fully described in the Term Sheet (as defined below), being herein collectively referred to as the “Financing Transactions” and, together with the Acquisition and the Refinancing, being herein collectively referred to as the “Transaction”). All funds required to finance the Acquisition and Refinancing, and to pay all fees and expenses incurred in connection with the Transaction, shall be provided pursuant to the Financing Transactions. Notwithstanding anything to the contrary contained elsewhere herein or in the Term Sheet, in the event that (i) the Existing Notes Tender Offer is consummated on or prior to the Closing Date and less than 100% of the Existing Notes are accepted for purchase pursuant to the Existing Notes Tender Offer, DB and GSCP shall be entitled to reduce their commitments under the Senior Secured Financing and/or the Opco Senior Subordinated Bridge Facility (with the allocation of such reduction between them determined by you in consultation with DB and GSCP) in an aggregate amount equal to the aggregate principal amount of (and unpaid tender premiums associated with) the Non-Tendered Existing Notes or (ii) the Existing Note Tender Offer is not consummated on or prior to the Closing Date, on the date which occurs earlier of (x) the completion of the Existing Note Tender Offer or (y) 60 days following the Closing Date, the Lenders (as defined below) and/or the lenders pursuant to the Opco Senior Subordinated Bridge Facility shall be entitled to reduce their commitments or require mandatory repayments of the Credit Facilities (as defined below) and/or the Opco Senior Subordinated Bridge Facility (with the allocation of such reduction between them determined by you in consultation with DB and GSCP) in an aggregate amount equal to the aggregate principal amount of (and unpaid tender premiums associated with) the Existing Notes which remain outstanding on such date.
          We understand that the Senior Secured Financing shall consist of (i) a $2,075.0 million “B” term loan facility (the “Term Loan Facility”) and (ii) a $700.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Credit Facilities”); it being understood that (x) all of the Term Loan Facility shall be drawn on the closing date of the Acquisition (the date of such drawing, the “Closing Date”) and (y) a portion of the proceeds of the Revolving Credit Facility in an amount to be agreed by the Borrower and the Agents may be utilized to make payments owing to effect the Acquisition or the Refinancing or to pay any fees and expenses incurred in connection with the Transaction. A summary of the principal terms and the conditions of the Credit Facilities is set forth in Exhibit A attached hereto, and certain conditions precedent for the Credit Facilities are described in Exhibit B attached hereto (collectively, the “Term Sheet”).
          Each of DBNY and GSCP (each a “Commitment Party” and, collectively, the “Commitment Parties”) is pleased to confirm that, subject to the terms and conditions set forth herein and in the Term Sheet, it hereby severally commits to provide 58% and 42%, respectively, of the Senior Secured Financing (with the commitment of each Commitment Party to be allocated ratably among the tranches comprising the Credit Facilities). It is agreed that (i) DBNY will act as sole Administrative Agent (in such capacity, the “Administrative Agent”) for a syndicate of lenders reasonably satisfactory to you who will participate in the Senior Secured Financing (together with DBNY and GSCP, the “Lenders”), (ii) DBSI and GSCP will act as Joint Lead Arrangers and Joint Book Running Managers (with DBSI on the “left”) for the Senior Secured Financing (in such capacity, collectively, the “Joint Lead Arrangers”) and (iii) DBSI will act as Syndication Agent for the Senior Secured Financing (in such capacity, the “Syndication Agent”). It is agreed that you may appoint up to two additional Joint Lead

Arrangers (with DBSI remaining “left” and GSCP listed second), and may award up to five agent titles (inclusive of DB, GSCP and any other Joint Lead Arrangers appointed as contemplated above), in each case in consultation with DB and GSCP and with economic allocations to be mutually agreed. You agree that, except as contemplated by the immediately preceding two sentences, no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letters referred to below) will be paid in connection with the Senior Secured Financing unless you and we shall so agree.
          Each Commitment Party reserves the right to syndicate all or part of its commitment hereunder to one or more other Lenders that will become party to the definitive credit documentation for the Senior Secured Financing pursuant to a syndication to be managed by the Agents in active consultation with you. All aspects of the syndication of the Senior Secured Financing, including, without limitation, timing, potential syndicate members to be approached, titles, allocations and division of fees, shall be managed by the Agents in active consultation with you. You agree to actively assist the Agents in such syndication, including by using your commercially reasonable efforts to ensure that the Agents’ syndication efforts benefit materially from your existing lending relationships and to provide the Agents and the Lenders, promptly upon request, with all information reasonably deemed necessary by the Agents to complete successfully the syndication, including, but not limited to, (a) an information package for delivery to potential syndicate members and participants and (b) projections and all information prepared by you or your affiliates or advisors relating to the transactions described herein. You also agree to make available your representatives, and to cause the senior officers and representatives of Holdings, the Target and the Borrower to be available, in each case from time to time, and to attend and make presentations regarding the business and prospects of Holdings, Target, the Borrower and their respective subsidiaries to ratings agencies identified by the Agents and at a meeting or meetings of Lenders or prospective Lenders at such times and places as the Agents may reasonably request. The provisions of the preceding two sentences shall remain in full force and effect until the completion of the successful syndication of the Senior Secured Financing (as determined by the Agents). Furthermore, you agree to use your reasonable best efforts to obtain ratings for the Senior Secured Financing (which may be of any level) from Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investor’s Services, Inc. (“Moody’s”). Notwithstanding the Agents’ rights to syndicate the Credit Facilities and receive commitments with respect thereto, the Commitment Parties may not assign all or any portion of their respective commitments hereunder prior to the initial funding under the Senior Secured Financing on the Closing Date. It is agreed that, notwithstanding the foregoing, DBNY’s and GSCP’s obligation to fund the commitments hereunder on the Closing Date is not subject to syndication of the Credit Facilities.
          You represent and warrant that, to the best of your knowledge, (i) no written information which has been or is hereafter furnished by you or on your behalf in connection with the transactions contemplated hereby and (ii) no other information given at information meetings for potential syndicate members and supplied or approved by you or on your behalf (such written information and other information being referred to herein collectively as the “Information”) taken as a whole contained (or, in the case of Information furnished after the date hereof, will contain), as of the time it was (or hereafter is) furnished, any untrue statement of material fact or omitted (or will omit) as of such time to state any material fact necessary to make the statements therein taken as a whole not misleading, in the light of the circumstances under which they were (or hereafter are) made; provided that, with respect to Information consisting of statements, estimates and projections regarding the future performance of Holdings, Target, the Borrower and their respective subsidiaries (collectively, the “Projections”), no representation or warranty is made other than that the Projections have been (and, in the case of Projections furnished after the date hereof, will be) prepared in good faith based on assumptions believed to be reasonable at the time of preparation thereof (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance can be given that such Projections will be realized). You agree to supplement the Information and the Projections from time to time until the date of the initial borrowing under the Senior Secured Financing, as appropriate, so that the representations and warranties in the preceding sentence remain correct. You understand that, in syndicating the Senior Secured Financing, the Agents will use and rely on the Information and the Projections without independent verification thereof.
          Each Agent’s commitments and agreements hereunder are subject solely to the conditions set forth in the Term Sheet. Notwithstanding anything in this Commitment Letter (as defined below), the Fee Letters (as defined below), the definitive credit documentation for the Senior Secured Financing or any other letter agreement or other undertaking concerning the Transaction to the contrary, (i) the only representations relating to the Target (or the Borrower, as the case may be), its subsidiaries and their businesses the making of which shall be a condition to availability of the Credit Facilities on the Closing Date shall be (A) such of the representations made by the Target in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement, and (B) the Specified Representations (as defined below) and (ii) the terms of the definitive credit documentation for the Senior Secured Financing shall be in a form such that they do not impair availability of the Credit Facilities on the Closing Date if the conditions set forth in the Term Sheet are satisfied (it being understood that to the extent any Guarantee or any security interest in the intended collateral or any deliverable related to the perfection of security interests in the intended collateral (other than any collateral the security interest in which may be perfected by the filing of a UCC financing statement) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the provision of such Guarantee or security interest(s) or deliverable shall not constitute a condition precedent to the availability of the Credit Facilities on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements described in the Term Sheet). “Specified Representations” means the representations of the Borrower and the Guarantors (as defined in the Term Sheet) set forth in the Term Sheet and relating to corporate power and authority to enter into the documentation relating to the Credit Facilities, due execution, delivery and enforceability of such documentation, Federal Reserve margin regulations, the Investment Company Act and, subject to clause (ii) of the preceding sentence, the perfection and priority of the security interests granted in the proposed collateral.
          To induce the Agents to issue this letter (together with the Term Sheet, this “Commitment Letter”) and to proceed with the documentation of the proposed Senior Secured Financing, you hereby agree that all fees and expenses (including the reasonable fees and expenses of counsel and consultants) of each Agent and its affiliates arising in connection with this Commitment Letter and in connection with the Transaction and other transactions described herein (including in connection with our due diligence and syndication efforts and in our various Co-Agent (as defined below) capacities) shall be for your account and shall be payable on the Closing Date (and only if the Closing Date occurs). You further agree to indemnify and hold harmless each Agent, and each other agent or co-agent (if any) with respect to the Senior Secured Financing (including the Administrative Agent, each Joint Lead Arranger and the Syndication Agent, each in their capacity as such (each, a “Co-Agent”), each Lender (including in any event DBNY and GSCP) and their respective affiliates and each director, officer, employee, representative and agent thereof (each, an “indemnified person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any Agent, any Co-Agent, any Lender or any other such indemnified person as a result of or arising out of or in any way related to or resulting from the Transaction or this Commitment Letter and, upon demand, to pay and reimburse each Agent, each Co-Agent, each Lender and each other indemnified person for any reasonable legal or other out-of-pocket expenses paid or incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Agent, any Co-Agent, any Lender or any other such indemnified person is a party to any action or proceeding out of which any such expenses arise); provided, however, that you shall not have to indemnify any indemnified person against any loss, claim, damage, expense or liability to the extent same resulted from the gross negligence or willful misconduct of the respective indemnified person (as determined by a court of competent jurisdiction). Neither any Agent nor any other indemnified person shall be responsible or liable to you or any other person or entity for (x) any determination made by it pursuant to (and not constituting a breach of) this Commitment Letter in the absence of gross negligence or willful misconduct on the part of such person or entity (as determined by a court of competent jurisdiction in a final and non-appealable judgment), (y) any damages arising from the unauthorized use by others of information or other materials wrongfully obtained through electronic or computer information transmission systems or (z) any indirect, special, incidental, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Commitment Letter or the financing contemplated hereby.
          Each Agent (including in its capacities as Co-Agent) reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to each Agent in such manner as such Agent and its affiliates may agree in their sole discretion. You also agree that the Agents may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates. You further acknowledge that (i) each Agent may share with any of its affiliates, and such affiliates may share with the Agents, any information related to the Transaction, Holdings, the Borrower, the Target, the Sponsor (and your and their respective subsidiaries and affiliates), or any of the matters contemplated hereby, and (ii) each Agent and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or the Target may have conflicting interests regarding the transactions described herein and otherwise. Consistent with each Agent’s policy to hold in confidence the affairs of its clients, each Agent agrees (as to itself only) to treat, and cause any such affiliate of such Agent to treat, all non-public information provided to it by Holdings and the Borrower as confidential information.

          You agree that this Commitment Letter is for your confidential use only and that, unless each Agent has otherwise consented, neither its existence nor the terms hereof will be disclosed by you to any person or entity other than (a) your officers, directors, employees, accountants, attorneys and other advisors, and then only on a “need to know” basis in connection with the transactions contemplated hereby and on a confidential basis, (b) as reasonably required in connection with regulatory matters and (c) the Target and its advisors on a confidential basis in connection with the proposed Acquisition; provided that, the foregoing restrictions shall cease to apply (except in respect to the Fee Letters) following your acceptance of the provisions hereof and your return of an executed counterpart of this Commitment Letter and the related fee letters of even date herewith among the parties hereto (the “Fee Letters”) to us as provided below. If this Commitment Letter is not accepted by you as provided below, please immediately return this Commitment Letter (and any copies hereof) to the undersigned.
          You hereby represent and acknowledge that, to the best of your knowledge, neither any Agent, nor any employees or agents of, or other persons affiliated with, any Agent, have directly or indirectly made or provided any statement (oral or written) to you or to any of your employees or agents, or other persons affiliated with or related to you (or, so far as you are aware, to any other person), as to the potential tax consequences of the Transaction.
          The reimbursement, indemnification, jurisdiction and confidentiality provisions contained herein and in the Fee Letters shall survive any termination of this Commitment Letter.
          In order to comply with the USA PATRIOT Act, each Agent must obtain, verify and record information that sufficiently identifies each entity (or individual) that enters into a business relationship with such Agent. As a result, in addition to your corporate name and address, each Agent will obtain your corporate tax identification number and certain other information. Any Agent may also request relevant corporate resolutions and other identifying documents.
          This Commitment Letter and the Fee Letters (and your rights and obligations hereunder and thereunder) shall not be assignable by any of the parties hereto to any person or entity without the prior written consent of the other parties (and any purported assignment without such consent shall be null and void). Any assignments of the commitments hereunder will not relieve the assignor from any of its obligations hereunder unless and until the assignee shall have funded the portion of the commitments so assigned. This Commitment Letter and the Fee Letters may not be amended or modified, or any provision hereof and thereof waived, except by an instrument in writing signed by you and each Agent. Each of this Commitment Letter and each Fee Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter or the Fee Letters by facsimile (or other electronic) transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. This Commitment Letter and the Fee Letters shall be governed by, and construed in accordance with, the laws of the State of New York. This Commitment Letter and the Fee Letters set forth the entire agreement between the parties hereto as to the matters set forth herein and supersede all prior communications, written or oral, with respect to the matters herein. Matters that are not covered or made clear herein, in the Term Sheet or in the Fee Letters are subject to mutual agreement of the parties hereto. This Commitment Letter and the Fee Letters are intended to be solely for the benefit of the parties hereto and thereto and are not intended to confer any benefits upon, or create any rights in favor of, any person or entity other than the parties hereto or thereto (and indemnified persons) and may not be relied upon by any person or entity other than you. Neither this Commitment Letter nor the Fee Letters are intended to create a fiduciary relationship among the parties hereto or thereto.
          Each of the parties hereto hereby waives any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this Commitment Letter or the Fee Letters. Each of the parties hereto hereby submits to the non-exclusive jurisdiction of the federal and New York state courts located in the county of New York in connection with any dispute related to this Commitment Letter, the Fee Letters or any matters contemplated hereby or thereby.
          Each Agent’s willingness, and commitments, with respect to the Senior Secured Financing as set forth above will terminate on the first to occur of (x) March 31, 2006, unless on or prior to such date a definitive agreement with respect to the Acquisition (the “Acquisition Agreement”) has been entered into (with the Seller or its relevant affiliates), (y) December 31, 2006, unless on or prior to such date the Transaction has been consummated and a definitive credit agreement evidencing the Senior Secured Financing (the “Credit Agreement”), shall have been entered into and the initial borrowings shall have occurred thereunder, or (z) any time after the execution of the Acquisition Agreement and prior to the consummation of the Transaction, the date of the termination of the Acquisition Agreement (other than with respect to ongoing indemnities, confidentiality provisions and similar provisions).
* * *

     If you are in agreement with the foregoing, please sign and return to DB the enclosed copy of this Commitment Letter, together with a copy of the enclosed Fee Letters, no later than 5:00 p.m., New York time, on May 5, 2006. Unless this Commitment Letter and the Fee Letters are signed and returned by the time and date provided in the immediately preceding sentence, this Commitment Letter shall terminate at such time and date. The parties hereto hereby agree that this letter will replace in its entirety, and supersedes, the Commitment Letter, dated as of March 20, 2006, among the parties hereto, which shall have no further force or effect.

Very truly yours, DEUTSCHE BANK AG NEW YORK BRANCH
By:	/s/ Brenda Casey
	Name:	Brenda Casey
	Title:	Director

By:	/s/ Steve Lapham
	Name:	Steve Lapham
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.
By:	/s/ A. Drew Goldman
	Name:	A. Drew Goldman
	Title:	Managing Director

By:	/s/ Brenda Casey
	Name:	Brenda Casey
	Title:	Director

GOLDMAN SACHS CREDIT PARTNERS L.P.
By:	/s/ William W. Archer
	Name:	William W. Archer
	Title:	Managing Director

Agreed to and Accepted this

30th day of April, 2006:

K-TWO HOLDCO LIMITED

By:	/s/ Howard B. Kerzner

Name: Howard B. Kerzner
Title: President

EXHIBIT A
SUMMARY OF PRINCIPAL TERMS
OF CREDIT FACILITIES
          Unless otherwise defined herein, capitalized terms used herein and defined in the letter agreement to which this Exhibit A is attached (the “Commitment Letter”) are used herein as therein defined.

I.	Description of Credit Facilities

Borrower:	(i) At any time prior to the consummation of the Merger, Newco and (ii) on and after the consummation of the Merger, Target or Newco as the surviving corporation of the Merger (such relevant entity, the “Borrower”).

Total Credit
Facilities:	$2,775.0 million.

Credit Facilities:	1.	“B” term loan facility in an aggregate principal amount of $2,075.0 million (the “Term Loan Facility”).

	2.	Revolving credit facility in an aggregate principal amount of $700.0 million (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Credit Facilities”).

A.	Term Loan Facility

Use of Proceeds:	The loans made pursuant to the Term Loan Facility (the “Term Loans”) may only be incurred on the date of the consummation of the Acquisition (the “Closing Date”), and the proceeds thereof shall be used solely to finance, in part, the Acquisition and the Refinancing (including to purchase, whether pursuant to tender offer or change of control offer, defease or discharge Existing Notes on the Closing Date or during the 60 day period following the Closing Date) and to pay the fees and expenses incurred in connection with the Transaction.

Maturity:	The final maturity date of the Term Loan Facility shall be 7 years from the Closing Date (the “Term Loan Maturity Date”).

Amortization:	(i) No amortization of the Term Loans shall be required before 2009. Thereafter, equal quarterly amortization shall be payable in quarterly installments equal to (i) during each of the years 2009 and 2010, 2.5% per annum of the aggregate principal amount of the Term Loans incurred and (ii) for each year thereafter, 1.0% per annum of the aggregate principal amount of the Term Loans incurred.

(ii) The remaining aggregate principal amount of Term Loans originally incurred shall be repaid in full on the Term Loan Maturity Date.

Exhibit A

Availability:	Term Loans may only be incurred on the Closing Date. No amount of Term Loans once repaid may be reborrowed.

B.	Revolving Credit Facility

Use of Proceeds:	The proceeds of loans under the Revolving Credit Facility (the “Revolving Loans”) shall be utilized for working capital, capital expenditures and general corporate purposes, provided that a portion of the proceeds of the Revolving Credit Facility in an amount to be agreed by the Borrower and the Agents may be utilized to pay amounts owing to effect the Acquisition or the Refinancing or to pay fees and expenses incurred in connection with the Transaction.

Maturity:	The final maturity date of the Revolving Credit Facility shall be 6 years from the Closing Date (the “Revolving Loan Maturity Date”).

Availability:	Revolving Loans may be borrowed, repaid and reborrowed on and after the Closing Date and prior to the Revolving Loan Maturity Date in accordance with the terms of the definitive credit documentation governing the Credit Facilities.

Letters of Credit:	A portion to be negotiated of the Revolving Credit Facility will be available for the issuance of stand-by and trade letters of credit (“Letters of Credit”) to support obligations of the Borrower and its subsidiaries. Maturities for Letters of Credit will not exceed twelve months in the case of standby Letters of Credit or 180 days in the case of trade Letters of Credit, renewable annually thereafter in the case of standby Letters or Credit and, in any event, shall not extend beyond the tenth business day prior to the Revolving Loan Maturity Date.

Swingline Loans:	A portion of the Revolving Credit Facility in an amount to be mutually agreed shall be available prior to the Revolving Loan Maturity Date for swingline loans (the “Swingline Loans” and, together with Revolving Loans and Term Loans, the “Loans”) to be made by DBNY (in such capacity, the “Swingline Lender”) on same-day notice. Any Swingline Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire an irrevocable and unconditional pro rata participation in each Swingline Loan.

II.	Terms Applicable to All Credit Facilities

Administrative Agent:	DBNY (in such capacity, the “Administrative Agent”).

Joint Lead Arrangers and Joint Book

Exhibit A

Running Managers:	DBSI and GSCP (in such capacity, collectively, the “Joint Lead Arrangers”).

Lenders:	DBNY, GSCP and/or a syndicate of lenders arranged by DB and GSCP and reasonably satisfactory to the Borrower (the “Lenders”).

Guaranties:	Holdings and each direct and indirect subsidiary of Holdings (other than (i) the Borrower, (ii) for the avoidance of doubt, any entity which (x) Holdings directly or indirectly does not have more than a 50% ownership interest and (y) is treated under U.S. generally accepted accounting principles as a subsidiary solely as a result of the application of FIN 46 (such subsidiary, a “FIN 46 Subsidiary”) and (iii) exceptions to be agreed) (each, a “Guarantor” and, collectively, the “Guarantors”) shall be required to provide an unconditional guaranty of all amounts owing under the Credit Facilities (the “Guaranties”). Such Guaranties shall be consistent with major sponsor precedent and otherwise in form and substance reasonably satisfactory to the Agents and shall, to the extent requested by the Agents, also guarantee the Borrower’s and its subsidiaries’ obligations under interest rate swaps/foreign currency swaps or similar agreements with a Lender or its affiliates (the “Secured Hedging Agreements”). All Guaranties shall be guarantees of payment and not of collection. Notwithstanding anything to the contrary contained above, no entity shall be required to provide a Guarantee (or constitute a Guarantor) (x) to the extent prohibited by applicable law or, in the case of any subsidiary of the Target which is not a guarantor of the Target’s existing credit agreement, existing contract or (y) if the Agents reasonably agree that such entity is immaterial or that the cost of providing a guarantee by such entity exceeds the benefit to the Lenders of the respective guarantee.

In addition, any Guarantor (other than Holdings) subject to “white wash” or similar requirements will be provided a reasonable period to complete such procedures, including, if necessary, a post-closing period to be mutually agreed.

Security:	All amounts owing under the Credit Facilities and (if applicable) the Secured Hedging Agreements (and all obligations under the Guaranties) will be secured by (x) a first priority perfected security interest in all equity interests and promissory notes owned by the Borrower and the Guarantors and (y) a first priority perfected security interest in substantially all other tangible and intangible assets (including, without limitation, receivables, inventory, equipment, contract rights, securities, patents, trademarks, other intellectual property, cash, bank and securities deposit accounts and material owned real estate) owned by the Borrower and the Guarantors (all of the foregoing, the “Collateral”), subject (in each case) to exceptions to be agreed, including with respect to assets subject to permitted existing liens; provided that, (x) control agreements shall not be

Exhibit A

required over bank and securities deposit accounts and (y) pledges of equity interests in non-subsidiary joint ventures shall not be required to the extent prohibited by the applicable joint venture documentation, in each case to the extent the respective prohibition is not rendered ineffective under applicable law; provided further that, in any case where clause (y) of the preceding proviso limits the equity interests pledged, the Borrower and the Guarantors shall, upon the request of the Joint Lead Arrangers, use reasonable efforts (although they shall not be required to make payments or other economic concessions to third parties to obtain such consents) to obtain any consents to the granting of security interests as contemplated hereby (before giving effect to the preceding proviso).

All documentation (collectively referred to herein as the “Security Agreements”) evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance reasonably satisfactory to the Agents, and shall effectively create first priority security interests in the property purported to be covered thereby subject to permitted liens and except as otherwise provided for above or in the Commitment Letter. Such documentation shall include an automatic release of properties from such liens in connection with sales to third parties permitted under the Credit Agreement.

Optional Commit- ment Reductions:	The unutilized portion of the total commitments under the Credit Facilities may, upon three business days’ notice, be reduced or terminated by the Borrower without penalty in minimum amounts to be agreed.

Voluntary Prepayments:	Voluntary prepayments may be made at any time on three business days’ notice in the case of Eurodollar Loans, or one business day’s notice in the case of Base Rate Loans (or same day notice in the case of Swingline Loans), without premium or penalty, in minimum principal amounts to be agreed; provided that voluntary prepayments of Eurodollar Loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs. Voluntary prepayments of Term Loans shall apply to reduce future scheduled amortization payments of the Term Loans as the Borrower shall elect.

Mandatory Repayments/Commitment Reductions:	Mandatory repayments of Term Loans shall be required from (a) 100% of the proceeds (net of taxes and costs and expenses in connection with the sale) from non-ordinary course asset sales (including, without limitation, insurance and condemnation proceeds) by Holdings and its subsidiaries

Exhibit A

(subject to baskets, reinvestment exceptions and exceptions to be negotiated, including 100% reinvestment right if committed to reinvest within 15 months of such sale or disposition so long as, if such reinvestment is after such 15 month period, such reinvestment is completed within 180 days thereafter), (b) 100% of the net proceeds from issuances of debt (with exceptions to be mutually agreed upon, including in any event any permitted debt, including any refinancing of any bridge financing provided pursuant to the Opco Senior Subordinated Bridge Facility, on terms and conditions to be specified) by Holdings and its subsidiaries and (c) 50% (with reductions based on meeting a leverage test to be agreed and so long as no default or event of default under the Credit Facilities is in existence) of annual excess cash flow (to be defined to the reasonable satisfaction of the Agents) of Holdings and its subsidiaries.

All mandatory repayments of Term Loans made pursuant to clauses (a)-(c) above shall apply to reduce future scheduled amortization payments of the Term Loans in a manner to be agreed. In addition, (i) if at any time the outstandings pursuant to the Revolving Credit Facility (including Letter of Credit outstandings and Swingline Loans) exceed the aggregate commitments with respect thereto, prepayments of Revolving Loans and/or Swingline Loans (and/or the cash collateralization of Letters of Credit) shall be required in an amount equal to such excess and (ii) after giving effect to the consummation of the Transaction on the Closing Date, all unutilized commitments under the Term Loan Facility (if any) shall be terminated in their entirety.

Interest Rates:	At the Borrower’s option, Loans may be maintained from time to time as (x) Base Rate Loans, which shall bear interest at the Base Rate in effect from time to time plus the Applicable Margin (as defined below) or (y) Eurodollar Loans, which shall bear interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period plus the Applicable Margin, provided, that (I) all Swingline Loans shall bear interest only based upon the Base Rate and (II) until the earlier to occur of (i) the 30th day following the Closing Date or (ii) the date upon which the Lead Arranger shall determine in its sole discretion that the primary syndication of the Credit Facilities has been completed, Eurodollar Loans shall be restricted to a single one month interest period at all times, with the first such interest period to begin not sooner than 3 business days (nor later than 5 business days) after the Closing Date and with any subsequent Interest Periods to begin on the last day of the prior one month interest period theretofore in effect.

“Applicable Margin” shall mean a percentage per annum equal to (x) in the case of Term Loans (A) maintained as Base Rate Loans, 1.50%, and (B) maintained as Eurodollar Loans, 2.50%; (y) in the case of Revolving

Exhibit A

Loans (A) maintained as Base Rate Loans, 1.50%, and (B) maintained as Eurodollar Loans, 2.50% and (z) in the case of Swingline Loans, 1.50%. So long as no default or event of default exists under the Credit Facilities, the Applicable Margin for Term Loans, Revolving Loans and Swingline Loans shall be subject to quarterly step-downs to be determined (but, in any event, not commencing until the delivery of the Borrower’s financial statements in respect of its first fiscal quarter ending at least six months after the Closing Date) (x) based on meeting certain Leverage Ratios to be agreed, in the case of Revolving Loans and Swingline Loans and (y) based on meeting certain financial or ratings tests to be agreed, in the case of Term Loans.

“Base Rate” shall mean the higher of (x) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time, and (y) 1/2 of 1% in excess of the overnight federal funds rate.

Interest periods of 1, 2, 3 and 6 months or, to the extent agreed to by all Lenders with commitments and/or Loans under a given tranche of the Credit Facilities, 9 or 12 months, shall be available in the case of Eurodollar Loans.

The Credit Facilities shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, reserves, funding losses, illegality and withholding taxes; provided that gross-ups will not be required for taxes that are imposed on any Lender’s overall net income by the jurisdiction of such Lender’s applicable lending office (other than any such taxes imposed on gross-up payments). The Borrower shall have the right to replace any Lender that (i) seeks compensation in respect of increased costs or withholding taxes, (ii) defaults in making any Loan or (iii) refuses to consent to certain amendments or waivers of the Credit Facilities which expressly require the consent of such Lender and which have been approved by the Required Lenders.

Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All interest on Base Rate Loans, Eurodollar Loans and commitment fees and any other fees shall be based on a 360-day year and actual days elapsed.

Default Interest:	Overdue principal shall bear interest at a rate which is 2% in excess of the rate otherwise applicable thereto. Overdue interest and other amounts shall bear interest at a rate per annum equal to the rate which is 2% in

Exhibit A

excess of the rate otherwise applicable to Base Rate Loans of the respective tranche under the Credit Facilities. Such interest shall be payable on demand.

Commitment Fee:	A commitment fee shall be payable on the daily unutilized commitments of each Lender under the Revolving Credit Facility (with Revolving Loans (but not Swing Line Loans) and Letters of Credit being utilizations of the commitments), computed at a rate per annum for each day of 0.50%. Such commitment fee shall be due and payable in arrears on the last business day of each calendar quarter and on the date upon which all commitments under the Revolving Credit Facility are terminated. So long as no default or event of default exists under the Credit Facilities, the Commitment Fee applicable to the Revolving Credit Facility shall be subject to quarterly step-downs to be determined (but, in any event, not commencing until the delivery of the Borrower’s financial statements in respect of its two full fiscal quarters ending after the Closing Date) based on meeting certain Leverage Ratios to be agreed.

Letter of Credit Fees:	A letter of credit fee equal to the Applicable Margin for Revolving Loans maintained as Eurodollar Loans on the outstanding stated amount of Letters of Credit (the “Letter of Credit Fee”) to be shared proportionately by the Lenders under the Revolving Credit Facility in accordance with their participation in the respective Letter of Credit, and a facing fee of 1/4 of 1% per annum (but in no event less than $500 per annum for each Letter of Credit) (the “Facing Fee”) to be paid to the issuer of each Letter of Credit for its own account, in each case calculated on the aggregate stated amount of all Letters of Credit for the stated duration thereof. Letter of Credit Fees and Facing Fees shall be payable quarterly in arrears. In addition, the issuer of a Letter of Credit will be paid its customary administrative charges in connection with Letters of Credit issued by it.

Agent/Lender Fees:	The Administrative Agent, the Lead Arranger and the Lenders shall receive such fees as have been separately agreed upon.

Assignments and Participations:	Neither Holdings nor the Borrower may assign its rights or obligations under the Senior Secured Financing (except, in the case of the Borrower, pursuant to the Merger). Any Lender may assign, and may sell participations in, its rights and obligations under the Credit Facilities, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to such limitations as may be established by the Administrative Agent (including a minimum assignment of $1 million for Term Loans and $5 million for Revolving Loans (or, if less, the entire amount of such assignor’s commitments and outstanding Loans at such time), (ii) an assignment fee

Exhibit A

in the amount of $3,500 to be paid by the respective assignor or assignee to the Administrative Agent and (iii) the receipt of the consent of the Administrative Agent and, except in the case of an assignment to any Lender or its affiliates and so long as no payment or bankruptcy default or event of default exists under the Credit Facilities, the consent of the Borrower (such consent, in any such case, not to be unreasonably withheld). The Credit Facilities shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Credit Facilities and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Waivers and Amendments:	Amendments and waivers of the provisions of the loan documentation will require the approval of Lenders holding commitments and/or outstandings (as appropriate) representing more than 50% of the aggregate commitments and outstandings under the Credit Facilities (the “Required Lenders”), except that (a) the consent of each Lender affected thereby will be required with respect to (i) increases in its commitment amounts, (ii) reductions of its principal, interest or fees and (iii) extensions of final scheduled maturities or times for payment of interest or fees in respect of its loans, (b) the consent of all of the Lenders shall be required with respect to releases of all or substantially all of the collateral and guaranties and (c) class voting rights for Lenders under each affected tranche of the Credit Facilities shall be required for certain types of amendments and waivers; provided that if any of the matters described in clause (a) or (b) is agreed to by the Required Lenders, the Borrower shall have the right to either (x) substitute for any non-consenting Lender by having its Loans and commitments assigned, at par, to one or more other institutions, subject to the assignment provisions described above or (y) with the consent of the Required Lenders (determined after giving effect to the respective termination), terminate the commitment of any non-consenting Lender, subject to repayment in full of all obligations of the Borrower owed to such Lender relating to the Loans and participations held by such Lender.

Documentation; Governing Law:	The definitive documentation with respect to the Credit Facilities will be prepared by White & Case LLP, as counsel to the Administrative Agent, and shall be consistent with the terms of the Commitment Letter and the Term Sheet and shall not contain (a) any condition precedent, other than the conditions precedent set forth in this Exhibit A or in Exhibit B to the Commitment Letter, or (b) any material representation or warranty, affirmative or negative covenant or event of default not set forth in this Exhibit A the accuracy, compliance or absence, respectively, of or with which would, in the case of either clause (a) or (b), be a condition precedent to the initial borrowing under the Credit Facilities. All documentation shall be governed by the internal laws of the State of New

Exhibit A

York (except security documentation that the Administrative Agent reasonably determines should be governed by local law).

Conditions Precedent:

A.	To Extensions of Credit on Closing Date

As provided in Exhibit B.

B.	To All Extensions of Credit (other than, for purposes of clause (ii) below, those made on the Closing Date, and subject to the limitations set forth in the Commitment Letter)

	(i)	All representations and warranties shall be true and correct in all material respects on and as of the date of each borrowing of a Loan and each issuance of a Letter of Credit (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct in all material respects as of the respective date or for the respective period, as the case may be), before and after giving effect to such borrowing or issuance and to the application of the proceeds therefrom, as though made on and as of such date.

	(ii)	No event of default under the Credit Facilities or event which with the giving of notice or lapse of time or both would be an event of default under the Credit Facilities, shall have occurred and be continuing, or would result from any borrowing of a Loan or issuance of a Letter of Credit.

Representations
and Warranties:	Those representations and warranties which are usual and customary for these types of facilities, including, (i) corporate status, (ii) power and authority, (iii) no violation or conflicts, (iv) governmental and third-party approvals, (v) financial statements, (vi) absence of a material adverse change,[1] (vii) consolidated Closing Date solvency, (viii) absence of material litigation, (ix) true and complete disclosure, (x) use of proceeds and compliance with Margin Regulations, (xi) tax returns and payments, (xii) compliance with ERISA, environmental law, general statutes, etc., (xiii) ownership of property, (xiv) perfection of security interests under Security Agreements, (xv) inapplicability of Investment Company Act, (xvi) intellectual property, franchises, etc., and (xviii) maintenance of insurance.

[1]	For purposes of the initial funding on the Closing Date, this representation will be tied to the definition of “Material Adverse Effect” contained in the Acquisition Agreement.

Exhibit A

Covenants:	Those covenants applicable to Holdings, the Borrower and the restricted subsidiaries usual and customary for these types of facilities (with customary exceptions and baskets to be agreed upon, and with special-purpose “holding company” covenants to apply to Holdings) including:

	(i)	Limitations on other indebtedness (including contingent liabilities) and liens (with exceptions for property-specific financings subject to limitations to be agreed).

	(ii)	Limitations on mergers and acquisitions and dispositions of assets.

	(iii)	Limitations on sale-leaseback transactions.

	(iv)	Limitations on dividends and other restricted payments.

	(v)	Limitations on voluntary prepayments of certain indebtedness (including the Opco Senior Subordinated Financing other than a refinancing of the Opco Senior Bridge Facility with an issuance of permanent subordinated notes on terms and conditions to be specified) and amendments thereto.

	(vi)	Limitations on transactions with affiliates (including payments to the Sponsor and its affiliates).

	(vii)	Limitations on investments (including joint ventures and partnerships), with acquisitions and related debt to be permitted subject to limitations to be agreed and with appropriate arrangements for real estate development, acquisitions and joint ventures to be agreed.

	(viii)	Maintenance of existence and properties; corporate separateness.

	(ix)	Financial Covenants limited to the following:

(a) Maximum Total Net Debt to EBITDA; and

(b) Minimum Interest Coverage Ratio.

	(x)	Limitations on capital expenditures.

	(xi)	Adequate customary insurance coverage.

	(xii)	ERISA covenants.

	(xiii)	Financial reporting, notice of environmental, ERISA-related matters, defaults and material litigation and visitation and inspection rights.

	(xiv)	Compliance with laws, including environmental and ERISA.

Exhibit A

(xv)	Payment of taxes.

(xvi)	Limitation on changes in nature of business.

(xvii)	For a period of at least two years following the Closing Date, at least 50% of the total consolidated debt of Holdings and its subsidiaries shall (x) bear interest at a fixed rate of interest and/or (y) be subject to interest rate protection agreements reasonably satisfactory to the Agents.

(xviii)	Use of proceeds.

(xix)	Restriction on designation of debt (other than the Credit Facilities) as “designated senior debt” for purposes of any Opco Senior Subordinated Financing or permitted refinancing thereof.

(xx)	If the Target is the surviving corporation of the Merger, the execution and delivery of an appropriate acknowledgement and assumption agreement by Target upon consummation of the Merger.

(xxi)	If same is not accomplished on the Closing Date, an affirmative covenant requiring the execution and delivery of Guaranties and Security Agreements, and the taking of all actions required to create a first-priority perfected security interest in all assets of the Borrower and the Guarantors, as and to the extent required above under the heading “Security”, in each case within 60 days following the Closing Date (or such longer period as may be agreed to by the Administrative Agent).

(xxii)	If same is not accomplished on or prior to the Closing Date, within 60 days after the Closing Date, either (x) the indenture pursuant to which the Target’s outstanding 6-3/4% Senior Subordinated Notes due 2015 are outstanding (the “Existing Senior Subordinated Notes Indenture”) shall have been amended to eliminate substantially all covenants contained therein or (y) the Existing Notes outstanding pursuant to the Existing Senior Subordinated Notes Indenture shall have been discharged or defeased in accordance with the terms of the Existing Senior Subordinated Notes Indenture.

For purposes of determining compliance with the financial covenants, any cash equity contribution (which equity shall be common equity or other equity on terms and conditions reasonably acceptable to the Administrative Agent) made to Holdings after the Closing Date and on or prior to the day that is 10 days after the day on which financial statements are required to be delivered for a fiscal quarter will, at the request of the Borrower and provided that the proceeds thereof have been contributed to the Borrower as cash common equity, be included in the calculation of

Exhibit A

EBITDA for the purposes of determining compliance with financial covenants at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of EBITDA, a “Specified Equity Contribution”), provided that (a) in each four fiscal quarter period, there shall be a period of at least two consecutive fiscal quarters in respect of which no Specified Equity Contribution is made, (b) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the Borrower to be in compliance with the financial covenants and (c) all Specified Equity Contributions shall be disregarded for purposes of determining pricing and any baskets (and pro forma calculations for taking certain actions) with respect to the covenants contained in the credit documentation.

Events of Default:	Those events of default usual and customary for these types of facilities, including, without limitation, a change of control (to be defined to the reasonable satisfaction of the Agents) of Holdings or the Borrower; provided that the cross-default event of default shall exclude any default under the Existing Senior Subordinated Notes Indenture for a period of 60 days after the Closing Date or, if sooner, the first date upon which the actions required to be taken under clause (xxii) under the heading “Covenants” above have been completed.

Indemnification:	The documentation for the Senior Secured Financing will contain customary indemnities for the Administrative Agent, the Lead Arranger, the Lenders and their respective employees, agents and affiliates (other than as a result of such person’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision).

EXHIBIT B
CONDITIONS PRECEDENT TO
THE CREDIT FACILITIES
Under the definitive credit documentation for the Credit Facilities, the initial borrowings under the Credit Facilities shall be subject to the following conditions precedent:
(i)	Documentation of the Credit Facilities shall be consistent with the Term Sheet and the Commitment Letter and shall have been executed and delivered to DB and the Lenders.

(ii)	The terms of the Acquisition Agreement shall be reasonably satisfactory in all material respects to the Agents (it being agreed that the form of the Acquisition Agreement delivered on April 30, 2006 is satisfactory to the Agents), and such documentation shall be in full force and effect. The Acquisition shall have been consummated, or substantially simultaneously with the initial borrowings under the Credit Facilities shall be consummated, in accordance with the Acquisition Agreement, and all conditions precedent to the consummation of the Acquisition, as set forth in the documentation relating thereto, shall have been satisfied or (subject to the following clause) waived, and no condition material to the interests of the Lenders shall have been waived except with the consent of the Agents (such consent not to be unreasonably withheld or delayed).

(iii)	Holdings shall have received not less than 36% of the total amount of the pro forma consolidated capitalization of Holdings after giving effect to the Transaction from the Equity Investors (a portion of which may be in the form of rollover equity and at least $250 million of which shall be in the form of roll-over equity from Solomon Kerzner and Howard B. Kerzner), with the balance to constitute cash contributions, and Holdings shall have (x) contributed as a common equity contribution all proceeds of the Equity Financing to the Borrower or (y) otherwise caused such proceeds to be applied to finance the Transaction. The Borrower shall have received gross cash proceeds of $400.0 million (calculated before underwriting fees) from the Opco Senior Subordinated Financing.

(iv)	After giving effect to the consummation of the Transaction, Holdings and its subsidiaries shall have no outstanding preferred equity or indebtedness, except for (i) indebtedness incurred pursuant to the Opco Senior Subordinated Financing and the Senior Secured Financing, (ii) the Non-Tendered Existing Notes, if any, (iii) indebtedness of any FIN 46 Subsidiary and any existing guarantees thereof by the Target or any of its subsidiaries which are permitted by the terms of the Target’s existing credit agreement as in effect on the date of the commitment letter and (iv) such other existing indebtedness and preferred stock, if any, as shall be agreed by the Agents and the Borrower (together with the Non-Tendered Existing Notes, the “Existing Indebtedness”), and all stock of the Borrower shall be owned by Holdings free and clear of liens (other than those securing the Senior Secured Financing).

(v)	Since December 31, 2004, there not having occurred a “Material Adverse Effect on the Company” (as defined in the Acquisition Agreement).

Exhibit B

(vi)	All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby, payable, on or prior to the Closing Date, to the Agents and the Lenders shall have been paid to the extent due.

(vii)	Except as otherwise provided in and subject to the seventh paragraph of the Commitment Letter, (x) the Guaranties and Security Agreements required hereunder shall have been executed and delivered in form, scope and substance reasonably satisfactory to the Agents and (y) the Lenders shall have a first priority perfected security interest in all assets of the Borrower and the Guarantors as and to the extent required by Exhibit A to the Commitment Letter.

(viii)	The Lenders shall have received (x) reasonably satisfactory legal opinions (including, without limitation, New York counsel), (y) a customary solvency certificate, in form and substance reasonably satisfactory to the Agents, from the chief financial officer of Holdings and (z) customary certificates, resolutions and other customary closing documentation.

(ix)	The Agents having a period of not less than 30 days following the delivery of a confidential information memorandum with respect to the Credit Facilities to market and syndicate the Senior Secured Financing, and the Agents being reasonably satisfied that prior to and during the syndication of the Senior Secured Financing there shall be no competing offering, placement, or arrangement of any debt securities or bank financing (including refinancings and renewals of debt but excluding the Opco Senior Subordinated Financing) by or on behalf of Holdings or any of its subsidiaries (including the Target.)